EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notification of relevant change to significant shareholder

ST HELIER, Jersey, March 28, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE American: CMCL; AIM: CMCL, VFEX: CMCL) announces that it received notification on March 24, 2022 that, following sales of an aggregate of 15,299 shares, the interest of Sales Promotion Services S.A., being a significant shareholder as defined by the AIM Rules, in shares of the Company has reduced to 628,474 shares representing 4.99% of the Company’s total issued share capital and that its interest crossed a threshold for notification on March 10, 2022.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden/ Jessica Cave/ Andrew De Andrade	Tel: +44 20 7220 1751

Blytheweigh Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 772802131